The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)

Subject to Completion, dated March 5, 2014
Pricing Supplement to the Prospectus Supplement dated June 22, 2011 and the Prospectus dated June 22, 2011
US$    ●
Senior Medium-Term Notes, Series B
Rising Rate Notes Linked to CMS30, Due March 31, 2020
Issuer:	Bank of Montreal
Reference Rate:	The 30-Year U.S. Dollar Constant Maturity Swap Rate (“CMS30”), which appears on Reuters page ISDAFIX1 as of 11:00 A.M., New York City time.
Trade Date:	On or about March 26, 2014
Original Issue Date:	On or about March 31, 2014
Valuation Date:
On or about March 26, 2020, the third scheduled U.S. Government Securities Business Day prior to the Maturity Date.  If the Valuation Date is not a U.S. Government Securities Business Day (as defined below), then the Final Rate will be determined on the next U.S. Government Securities Business Day.

Maturity Date:	March 31, 2020, resulting in a term to maturity of six years.
Minimum Denominations:	US$1,000 and integral multiples of US$1,000 in excess of $1,000
Original Public Offering Price (Issue Price):	100%
Interest Rate:	Regardless of the performance of the Reference Rate, 0.50% on each of the interest payment dates.
Interest Payment Dates:	Interest is payable semi-annually in arrears on March 31 and September 30 of each year, commencing September 30, 2014. See “Specific Terms of the Notes—Interest” below.
Interest Payment:	The interest payable on each interest payment date will equal your Principal Amount multiplied by the interest rate.
Payment at Maturity:
Subject to our credit risk, you will receive at maturity the Principal Amount and the final interest payment.  If the Final Rate is greater than the Strike Rate, you will also receive the Variable Return.

Variable Return:	For each $1,000 in principal amount of the notes, $1,000 x Multiplier x (Final Rate – Strike Rate)
Final Rate:	The Final Rate will be equal to the Reference Rate on the Valuation Date.
Strike Rate:	3.50%
Multiplier:	2.75
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, as described under “Description of Debt Securities We May Offer—Legal Ownership and Book-Entry Issuance” in the accompanying prospectus).

CUSIP No.:	06366RTL9
Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-3 of this pricing supplement and the “Risk Factors” section beginning on page S-3 of the accompanying prospectus supplement and on page 7 of the accompanying prospectus.  In particular, please note that all payments on the notes are subject to our credit risk.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
We expect to deliver the notes through the facilities of The Depository Trust Company on or about March 31, 2014.
On the date of this preliminary pricing supplement, the estimated initial value of the notes is $957.00 per $1,000 in Principal Amount. The estimated initial value of the notes on the pricing date may differ from this value but will not be less than $940.00 per $1,000 in Principal Amount.  However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.
The notes will be offered at varying public offering prices related to prevailing market prices. The public offering price will include accrued interest from March 31, 2014, if settlement occurs after that date.  BMOCM will purchase the notes from us on the original issue date at prices that are expected to range from 98.25% to 99.25% of the Principal Amount.
BMO CAPITAL MARKETS

Additional Terms of the Notes

You should read this pricing supplement together with the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” in this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Specific Terms of the Notes

The notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series B, and therefore, this pricing supplement (the “pricing supplement”), should be read together with the accompanying prospectus supplement, dated June 22, 2011 and the accompanying prospectus, dated June 22, 2011. Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

In this section, references to “holders” mean those who own the notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the notes registered in street name or in the notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer—Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series B” (the “medium-term notes”) that we may issue from time to time under the senior indenture, dated January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee. This pricing supplement summarizes specific financial and other terms that apply to the notes. Terms that apply generally to our medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described herein supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.

Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the notes. If you have purchased the notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe particular terms of the notes in more detail below.

Interest

The interest payment on each interest payment date will equal the Principal Amount of your notes multiplied by the interest rate, regardless of the performance of the Reference Rate.

In the event that an interest payment date or the Maturity Date falls on a day other than a Business Day, principal and/or interest will be paid on the next succeeding Business Day and no interest on such payment shall accrue for the period from and after such interest payment date or Maturity Date, as the case may be, to such next succeeding business day.

Interest will be payable to holders of record on the third Business Day before each interest payment date. However, the final interest payment will be paid to the person entitled to receive the Principal Amount of the notes.

The Reference Rate

The Reference Rate, CMS30, is a constant maturity swap rate that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 30 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year.  “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

The notes will reference the rate appearing on Reuters Page “ISDAFIX1” (or any successor page) as of 11:00 A.M., New York City time, on the Valuation Date.

If on the Valuation Date, CMS30 is not quoted on the Reuters Screen ISDAFIX1 Page, or any page substituted for that page, then CMS30 will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three banks chosen by the calculation agent (which may include us or one of our affiliates) at approximately 11:00 a.m., New York City time, on that date.  For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 30 years, commencing on the second U.S. Government Securities Business Day thereafter and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA, as quoted on the Reuters Screen LIBOR01 Page at 11:00 a.m., New York City time, with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the three banks chosen by it to provide a quotation of its rate.  If at least three quotations are provided, the Final Rate will be the arithmetic mean of the quotations.  If two quotations are provided, the Final Rate will be the arithmetic mean of the two quotations.  If only one quotation is provided, the Final Rate will equal that one quotation.  If no quotations are available, then the Final Rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the Valuation Date.

Calculation Agent

The Calculation Agent is BMO Capital Markets Corp. (“BMOCM”).

U.S. Government Securities Business Day

Any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Business Day

Any day other than a Saturday, Sunday, legal holiday or day on which banking institutions are authorized or obligated by law or executive order to close in New York City or Chicago, Illinois.

Selected Risk Considerations

An investment in the notes involves significant risks.

•
Potentially limited return on the notes. — If the Final Rate is less than or equal to the Strike Rate, then you will receive on the Maturity Date your principal amount plus the final interest payment.  In such a circumstance, your return will be limited to the interest payments.  Even if the Final Rate exceeds the Strike Rate, your return on the notes may be less than the return available on a conventional fixed or floating rate note.

•
Owning the notes is not the same as investing in a product directly linked to the Reference Rate. — Your return on the notes will be different from what you would receive if you were to invest in a product directly linked to the level of the Reference Rate.  This is because (i) you will receive semi-annual interest payments, and (ii) the payment at maturity is based on the level of the Reference Rate on the Valuation Date as compared to the Strike Rate. If the Final Rate is greater than the Strike Rate then you will participate on a leveraged basis in the amount by which of the Final Rate exceeds the Strike Rate.  However, if the Final Rate is less than or equal to the Strike Rate, then the payment at maturity will be equal to the Principal Amount plus the final interest payment.

•
The payment at maturity will be based only on the level of the Reference Rate on the Valuation Date. — The payment at maturity will be based on the level of the Reference Rate on the Valuation Date.  As a result, the level of the Reference Rate on any other date will not be taken into account in determining the payment at maturity you receive. Accordingly, even if the Reference Rate increases substantially prior to the Valuation Date, but then is less than the Strike Rate on the Valuation Date, your return on the notes will be limited to the interest payments.

•
Payments on the notes are subject to our credit risk, and changes in our credit ratings may adversely affect the market value of the notes.  The notes are our senior unsecured debt securities.  The interest payments and the payment at maturity are dependent upon our ability to repay our obligations at those times.  This will be the case even if the Reference Rate exceeds the Strike Rate on the Valuation Date.  No assurance can be given as to what our financial condition will be at any time during the term of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading activities related to CMS30 that are not for your account or on your behalf. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the level of the Reference Rate. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
Hedging and trading activities. — We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our and our affiliates’ proprietary accounts, in facilitating transactions for our and our affiliates’ customers, and in accounts under our and our affiliates’ management. These trading and underwriting activities could affect secondary trading in the notes in a manner that would be adverse to your interests as a beneficial owner of the notes.

•
Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.  The initial estimated value may be as low as the amount indicated on the cover page of this pricing supplement.

•
Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the pricing date will be, derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the Reference Rate and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the pricing date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement.  These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•
The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•
Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•
Many economic and market factors will influence the value of the notes. — In addition to the level of the Reference Rate and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	time to maturity of the notes;
o	general interest and yield rates in the market;
o	other economic, financial, political, regulatory, or judicial events; and
o	the creditworthiness of the Issuer, including actual or anticipated downgrades in its credit ratings.

•
You must rely on your own evaluation of the merits of an investment linked to the Reference Rate. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the level of the Reference Rate and related interest rates, and may do so in the future.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the expected movement of the Reference Rate.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to the Reference Rate at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Reference Rate from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•
Variable price reoffering risks. — We propose to offer the notes from time to time for sale at varying prices determined at the time of each sale.  Accordingly, the price that you pay for the notes may be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes, any related transaction costs (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account, and other factors beyond our control.

•
U.S. taxpayers will be required to pay taxes on the notes each year. — If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income over the term of such notes based on the comparable yield for the notes. This comparable yield is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. Any gain you may recognize on the sale or maturity of the notes will be ordinary income. Any loss you may recognize upon the sale of notes with a term of more than one year will generally be ordinary loss to the extent of the interest you included as income in the current or previous taxable years in respect of the notes and thereafter will be capital loss.

Hypothetical Return on the Notes at Maturity

The examples set out below are included for illustration purposes only. The levels of the Reference Rate are hypothetical and for illustration purposes, and we can provide no assurances as to the levels of the Reference Rate during the term of the notes. All examples assume that a customer has purchased a note with a Principal Amount of $1,000.

The examples are also based on:

•	the Strike Rate of 3.50%;

•	the Multiplier of 2.75; and

•	the interest rate of 0.50% (paid semi-annually).

The following examples demonstrate the impact of the level of the Reference Rate on the Valuation Date on the payment at maturity.

Example 1:

In this example, the Final Rate is 3.00%, which is less than the Strike Rate.  Accordingly, the payment at maturity is the Principal Amount plus the final interest payment.

If the Final Level is less than the Strike Rate, your total return on the notes will be limited to the interest payments.

Example 2:

In this example, the Final Rate is 5.50%, which is greater than the Strike Rate.  Accordingly, the payment at maturity is calculated as follows:

$1,000 + ($1,000 x 2.75 x (5.50% - 3.50%)) = $1,055.00 + $5.00 (interest payment) = $1,060.00

This example illustrates your leveraged upside participation in the amount that the Final Level exceeds the Strike Rate.

Supplemental Tax Considerations

The following is a general description of material tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental Canadian Tax Considerations

You should carefully consider, among other things, the matters set forth under “Canadian Taxation” in the accompanying prospectus.

Supplemental U.S. Federal Income Tax Considerations

The following is a general description of certain U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments of interest, principal and/or other amounts under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus and who will purchase the notes upon original issuance and will hold the notes as capital assets for U.S. federal income tax purposes. Bank of Montreal intends to treat any interest with respect to the notes, as determined for U.S. federal income tax purposes, as from sources within the United States.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

In the opinion of Morrison & Foerster LLP, counsel to Bank of Montreal, the notes should be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. A projected payment schedule with respect to a note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. This projected payment schedule will consist of the principal amount, any noncontingent payments provided under the terms of the note, and a projection for tax purposes of each contingent payment. These rules will generally have the effect of requiring you to include amounts as income in respect of the notes prior to your receipt of cash attributable to that income.

The amount of interest that you will be required to include in income during each accrual period for the notes will equal the product of the adjusted issue price for the notes at the beginning of the accrual period and the comparable yield for the notes for such period. The adjusted issue price of the notes will equal the notes’ original offering price plus any interest deemed to be accrued on the notes (under the rules governing contingent payment debt instruments) and decreased by the projected amount of any payments previously made on the notes.

To obtain the comparable yield and projected payment schedule for your particular note, you should contact the US Retail Investor Solutions Group via email at investor.solutions@bmo.com or via telephone on 1-877-369-5412. You are required to use such comparable yield and projected payment schedule in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the notes, and we make no representations regarding the amount of contingent payments with respect to the notes.

In addition to accruing interest income in accordance with the comparable yield, you will be required to make adjustments (as described below) if the actual amounts you receive in any taxable year differs from the projected payment schedule.

If, during any taxable year, you receive actual payments with respect to the notes that, in the aggregate, exceed the total amount of projected payments for that taxable year, you will incur a “net positive adjustment” under applicable Treasury regulations equal to the amount of such excess. A net positive adjustment is treated as additional interest income in that taxable year.

If you receive in a taxable year actual payments with respect to the notes that, in the aggregate, are less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under applicable Treasury regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the notes or to reduce the amount realized on a sale, redemption or maturity of the notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

If the contingent payment on the notes becomes fixed on a day that is more than six months before the payment is due, applicable Treasury regulations provide that you should make adjustments to the prior and future interest inclusions in respect of your notes over the remaining term for the notes in a reasonable manner. You should consult your tax advisor as to what would be a “reasonable manner” in your particular situation.

You will recognize gain or loss on the sale or maturity of the notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the notes. In general, your adjusted basis in the notes will equal the amount you paid for the notes, increased by the amount of interest you previously accrued with respect to the notes (in accordance with the comparable yield for the notes), decreased by the projected amount of any payments previously made on your notes, and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your notes under the rules set forth above.

Any gain you recognize on the sale or maturity of the notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the notes, and thereafter, capital loss. The deductibility of capital losses is limited.

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders

The following discussion applies to non-United States holders of the notes. You are a non-United States holder if you are a beneficial owner of a note and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

Payments made to a non-United States holder, and any gain realized on the sale or maturity of the notes, generally should be exempt from U.S. federal income and withholding tax, subject to generally applicable exceptions set forth in the rules exempting “portfolio interest” from U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements, which certification may be made on Form W-8BEN (or a substitute or successor form) on which the holder certifies, under penalties of perjury, that the holder is not a U.S. person and provides its name and address, (ii) the payment or gain is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, the holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes. In the case of (ii) above, the holder generally should be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a United States holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non- United States holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act was enacted on March 18, 2010 and will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. A note may constitute an account for these purposes. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

These withholding and reporting requirements will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014.  Account holders subject to information reporting requirements pursuant to the Foreign Account Tax Compliance Act may include holders of the notes.  Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the Foreign Account Tax Compliance Act may be subject to different rules.   Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the notes.

Employee Retirement Income Security Act

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of securities offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder of notes or any interest therein will be deemed to have represented by its purchase and holding of notes offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of notes have exclusive responsibility for ensuring that their purchase and holding of notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us on the original issue date at prices that are expected to range from 98.25% to 99.25% of the Principal Amount.  BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them at varying prices related to prevailing market prices.  Each such dealer, or additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial price to public.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Rate or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM, or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of the hedging profit that we or our affiliates expect to realize over the term of the notes.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, interest rates and other factors.  As a result, the estimated initial value of the notes on the pricing date will be determined based on market conditions at that time.

The Reference Rate

The following graph for the Reference Rate is provided for information purposes only.  You should not take the historical levels of the Reference Rate as an indication of its future levels, which may be higher or lower than the levels set forth below.  No assurance can be given as to the level of the Reference Rate on the Valuation Date.

30-Year Constant Maturity Swap Rate (CMS30)
As of February 26, 2014